Exhibit 99.1

IHS and Markit to merge, creating a global leader in critical information, analytics and solutions

Combined company creates a global information powerhouse with leading positions in energy, financial services and transportation, serving a world-leading customer base with the opportunity to deliver a broader set of next-generation solutions across industries

Immediately accretive to combined adjusted earnings; expected combined free cash flow of more than $900 million in 2017

Significant value creation through clearly identified cost synergies of $125 million and revenue opportunities of $100 million

$1 billion share repurchase program in each of 2017 and 2018

LONDON and ENGLEWOOD, Colorado – March 21, 2016 – IHS (NYSE: IHS) and Markit (NASDAQ: MRKT) today announced the signing of a definitive agreement under which the companies will combine in an all-share merger of equals to create a global leader in critical information, analytics and solutions. Based on the closing prices of IHS and Markit common stock on March 18, 2016, the implied equity value of the transaction is more than $13 billion. The transaction has been unanimously approved by the Board of Directors of each company.

Upon completion of the merger, the combined company will be renamed IHS Markit and will be headquartered in London and have certain key operations based in Englewood, Colorado. IHS shareholders will own approximately 57 percent and Markit shareholders will own approximately 43 percent of the combined company on a fully diluted basis. IHS shareholders will receive 3.5566 common shares of IHS Markit for each share of IHS common stock, which based upon the IHS closing price of $110.71 on March 18, 2016, implies a per share price of Markit common shares of $31.13.

IHS Markit will be a leader in critical information, analytics and solutions, and will have non-overlapping customers and products, a strong financial profile and a world-class management team. The company will also deliver next-generation information and analytics products to help customers improve decision making. IHS Markit will have more than 50,000 key customers, including 75 percent of the Fortune Global 500, creating significant cross-selling opportunities across multiple commercial industries and governments.

The combined company’s reported results for fiscal year 2015 include approximately: $3.3 billion in revenue, $1.2 billion in adjusted earnings before interest, taxes depreciation and amortization (EBITDA), and $800 million in free cash flow.

Jerre Stead, IHS Chairman and Chief Executive Officer, said, “This transformational merger brings together two information-rich companies to create a powerful provider of unique business intelligence, data and analytics to a broad and complementary customer base. IHS Markit and its shareholders will benefit from enhanced product innovation to deliver strong returns across economic cycles. Importantly, the two companies are values-based organizations that have a strong cultural fit which focuses on customer satisfaction and colleague success.”

Lance Uggla, Chairman and Chief Executive Officer of Markit, said, “This is an exciting transaction for customers, employees and shareholders of IHS and Markit. Together, we will create a global information powerhouse and a platform for innovation that drives future revenue. At the heart of our shared vision is the opportunity to offer our customers a broader and richer content set through both existing and new products that will support their critical decision making and manage regulatory change. The combination will enhance cash flow and enable stronger returns of capital to shareholders.”

Compelling Strategic and Financial Rationale

•	Creates a global information platform across industries with leading positions in energy, financial services and transportation. The combined company will create a platform for innovation and new product development to drive future revenue growth.

•	Combination of commercial, operational and structural synergies will result in approximately 20 percent adjusted diluted EPS growth in 2017. The transaction is expected to be immediately accretive to adjusted diluted EPS, with mid-teens accretion in 2018. The new company expects to realize cost synergies of $125 million by year-end 2019. Cost synergies are expected to be driven by integrating corporate functions, reducing technology spend by optimizing IT infrastructure, using centers of excellence in cost-competitive locations, and optimizing real estate and other costs. IHS Markit anticipates an adjusted effective tax rate in the low- to mid-20 percent range.

•	Strong balance sheet with financial flexibility and meaningful capital returns. IHS Markit will have a capital policy with a target leverage ratio of 2.0 to 3.0 times. The new company will execute $1 billion of share repurchases in each of 2017 and 2018.

•	High recurring revenue generation drives new product investments. IHS Markit anticipates the combination will deliver approximately $100 million of run rate revenue opportunities by fiscal year 2019. IHS Markit’s subscription-based model will generate approximately 85 percent in recurring revenues, providing predictability and stability.

•	Complementary and broad customer base leads to the opportunity to cross sell. IHS and Markit have deep, non-overlapping senior relationships across corporate, government, financial services and consumer customers. There will be significant opportunities to offer a more diverse product set to a broader combined customer base.

•	World-class management team with track record of driving value creation through successful M&A integration. IHS and Markit each have a proven track record in mergers and acquisitions and integration and have started developing plans to ensure seamless integration of the two companies.

Governance

The combination will be a merger of equals. Mr. Stead will assume the role of Chairman of the Board of Directors and Chief Executive Officer of IHS Markit. Mr. Uggla will be President and a member of the Board of Directors.

Mr. Uggla will assume the role of Chairman of the Board of Directors and Chief Executive Officer of IHS Markit upon Mr. Stead’s retirement on December 31, 2017.

The Board of Directors of the combined company will be comprised of 11 members, with IHS designating six members (including the chairman) and Markit designating five members (including the lead director) from their current boards.

Transaction Details

•	Headquarters: IHS Markit will be headquartered in London and have certain key operations based in Englewood, Colorado.

•	Closing and Approvals: The transaction is expected to close in the second half of 2016, subject to customary closing conditions, including regulatory approvals and approval by both IHS and Markit shareholders. This will be a fully taxable transaction for IHS U.S. shareholders which will allow the ability to offset capital losses against capital gains.

•	Advisors: IHS legal advisor is Weil, Gotshal & Manges LLP and its lead financial advisor is M. Klein and Company and its other financial advisor is Goldman, Sachs & Co. Markit’s legal advisor is Davis Polk & Wardwell LLP and its financial advisor is J.P. Morgan Securities LLC.

Conference Call and Webcast Information

IHS and Markit senior management will conduct a conference call and webcast to discuss this news release today, March 21, 2016 at 8:00 a.m. Eastern Daylight Time as part of the IHS first quarter 2016 earnings call. To hear the live event, visit the IHS or Markit websites at http://investor.ihs.com/ and http://www.markit.com/Company/Investors and log in at least 15 minutes prior to the start of the webcast.

A replay of the webcast will be available approximately two hours after the conclusion of the live event on March 21. To access the webcast recording, visit the same website links above.

A copy of the investor presentation will be made available on both companies’ investor relations websites.

News Media Contacts	Investor Relations Contacts
For IHS:	For IHS:
Ed Mattix	Eric Boyer
+1 303 397-2467	+1 303 397-2969
ed.mattix@ihs.com	eric.boyer@ihs.com

For Markit:	For Markit:
Ed Canaday	Matthew Kolby
Tel: +1 917 434-5075	+1 646 679-3140
ed.canaday@markit.com	matthew.kolby@markit.com

About IHS (www.ihs.com)

IHS (NYSE: IHS) is the leading source of insight, analytics and expertise in critical areas that shape today’s business landscape. Businesses and governments in more than 140 countries around the globe rely on the comprehensive content, expert independent analysis and flexible delivery methods of IHS to make high-impact decisions and develop strategies with speed and confidence. IHS has been in business since 1959 and became a publicly traded company on the New York Stock Exchange in 2005. Headquartered in Englewood, Colorado, USA, IHS is committed to sustainable, profitable growth and employs nearly 9,000 people in 32 countries around the world.

IHS is a registered trademark of IHS Inc. All other company and product names may be trademarks of their respective owners. © 2016 IHS Inc. All rights reserved.

About Markit (www.markit.com)

Markit is a leading global provider of financial information services. We provide products that enhance transparency, reduce risk and improve operational efficiency. Our customers include banks, hedge funds, asset managers, central banks, regulators, auditors, fund administrators and insurance companies. Founded in 2003, we employ over 4,200 people in 13 countries. Markit shares are listed on NASDAQ under the symbol MRKT. For more information, please see www.markit.com.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Markit will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a joint proxy statement of IHS and Markit. IHS and Markit may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IHS or Markit may file with the SEC. INVESTORS AND SECURITY HOLDERS OF IHS and Markit ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IHS and Markit through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IHS or Markit at the following:

IHS	MARKIT
15 Inverness Way East	4th Floor, Ropemaker Place,
Englewood, CO 80112	25 Ropemaker Street, London England EC2Y 9LY
Attention: Investor Relations	Attention: Investor Relations
+1 989-636-1463	+44 20 7260 2000

Participants in the Solicitation

IHS, Markit, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IHS’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in IHS’s Form 10-K for the year ended November 30, 2015 and its proxy statement filed on February 24, 2016, which are filed with the SEC. Information regarding the directors and executive officers of Markit, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Markit’s 20-F for the year ended December 31, 2015, and Markit’s proxy statement filed on Form 6-K on March 27, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form F-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder or stockholder (as applicable) and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, (ii) the ability of IHS and Markit to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against IHS, Markit or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm IHS’s and Markit’s business, including current plans and operations, (v) the ability of IHS or Markit to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IHS’s and/or Markit’s financial performance, (x) certain restrictions during the pendency of the merger that may impact IHS’s or Markit’s ability to pursue certain business opportunities or strategic transactions and (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form F-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IHS’s or Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Neither IHS nor Markit assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Note on GAAP and IFRS Reporting Standards

The financial information of IHS included herein was prepared in accordance with U.S. generally accepted accounting principles, or GAAP, while the financial information of Markit was prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. As a result, the financial information of IHS and Markit may not be directly comparable. In addition, the combined company information has been prepared based on a simple arithmetic sum of the results of IHS and Markit, and was not prepared in accordance with Regulation S-X of the SEC’s rules for pro forma financial information, and you should therefore not place undue reliance on this information

Note on Non-GAAP and Non-IFRS Financial Measures

Non-GAAP and non-IFRS results are presented only as a supplement to IHS’s and Markit’s financial statements based on GAAP and IFRS, respectively. Non-GAAP and non-IFRS financial information is provided to enhance understanding of IHS’s and Markit’s financial performance, but none of these non-GAAP and non-IFRS financial measures are recognized terms under IFRS or GAAP and non-GAAP and non-IFRS measures should not be considered in isolation from, or as a substitute analysis for, IHS’s or Markit’s results of operations as determined in accordance with GAAP and IFRS, respectively. Definitions and reconciliations of non-GAAP and non-IFRS measures to the most directly comparable GAAP or IFRS measures are provided within the schedules attached to this release.

IHS and Markit use non-GAAP and non-IFRS measures in their respective operational and financial decision making, and believe that it is useful to exclude certain items in order to focus on what they regard to be a more reliable indicator of the underlying operating performance of the business. As a result, internal management reports feature non-GAAP and non-IFRS measures which are also used to prepare strategic plans and annual budgets and review management compensation. IHS and Markit also believe that investors may find non-GAAP and non-IFRS financial measures useful for the same reasons, although investors are cautioned that non-GAAP and non-IFRS financial measures are not a substitute for GAAP and IFRS disclosures.

Non-GAAP and non-IFRS measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to IHS and Markit, many of which present non-GAAP and non-IFRS measures when reporting their results. Non-GAAP and non-IFRS measures have limitations as an analytical tool. They are not presentations made in accordance with GAAP or IFRS, are not measures of financial condition or liquidity and should not be considered as an alternative to profit or loss for the period determined in accordance with GAAP or IFRS or operating cash flows determined in accordance with GAAP or IFRS. Non-GAAP and non-IFRS measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider such performance measures in isolation from, or as a substitute analysis for, IHS’s and Markit’s respective results of operations as determined in accordance with GAAP and IFRS, respectively.

This release also includes certain forward-looking non-IFRS or non-GAAP financial measures, such as combined free cash flow for fiscal 2017. We are unable to present a quantitative reconciliation of this forward-looking non-IFRS or non-GAAP financial information because management cannot reliably predict all of the necessary components of such measures. Accordingly, investors are cautioned not to place undue reliance on this information.

Finally, IHS operates under a fiscal year that ends on November 30th of each year, while Markit operates under a fiscal year that ends on December 31st of each year. The combined information in this press release is based on the results of IHS and Markit for each of their respective fiscal years, without any adjustment for the fact that the companies have different fiscal year ends.

Reconciliation to Non-GAAP and Non-IFRS Financial Measures

Adjusted EBITDA for IHS

Adjusted EBITDA is equal to EBITDA, which is defined as net income plus or minus net interest, plus provision for income taxes, depreciation, and amortization, and further excludes primarily non-cash items and other items that we do not consider to be useful in assessing our operating performance (e.g., stock-based compensation expense, restructuring charges, acquisition-related costs, asset impairment charges, gain or loss on sale of assets, gain or loss on debt extinguishment, pension mark-to-market and settlement expense, and income or loss from discontinued operations).

The following table reconciles IHS profit for the period from continuing operations to our Adjusted EBITDA for the periods presented:

2015
Net income	240,193

Interest income	(933)
Interest expense	70,985
Provision for income taxes	48,853
Depreciation	84,958
Amortization related to acquired intangible assets	130,122
Stock-based compensation expense	128,916
Restructuring charges	39,359
Acquisition-related costs	1,472
Impairment of assets	1,243
Loss on sale of assets	-
Loss on debt extinguishment	-
Pension mark-to-market and settlement expense	2,492
Income from discontinued operations, net	(51,255)
Adjusted EBITDA	696,405

Adjusted EBITDA for Markit

Adjusted EBITDA is defined as profit for the period from continuing operations before income taxes, net finance costs, depreciation and amortisation on fixed assets and intangible assets (including acquisition related intangible assets), acquisition related items, exceptional items, share based compensation and related items, net other gains or losses, including Adjusted EBITDA attributable to joint ventures and excluding Adjusted EBITDA attributable to non-controlling interests.

The following table reconciles Markit’s profit for the period from continuing operations to our Adjusted EBITDA for the period presented:

($ in millions)	For the year ended December 31, 2015
Profit for the period	152.1
Income tax expense	70.0
Finance costs – net	18.9
Depreciation and amortisation – other	107.0
Amortisation – acquisition related	63.7
Acquisition related items	4.2
Exceptional items	48.7
Share based compensation and related items	50.8
Other (gains) / losses – net	(13.7)
Share of results from joint venture not attributable to Adjusted EBITDA	(2.4)
Adjusted EBITDA attributable to non-controlling interests	(2.4)
Adjusted EBITDA	496.9

Free Cash Flow for IHS

Free cash flow is defined as net cash provided by operating activities less capital expenditures.

The following table reconciles IHS net cash generated by or used in operating activities to free cash flow.

2015

Net cash generated by operating activities	612.6

Capital expenditures on property and equipment	(122.9)

Free cash flow	489.7

Free Cash Flow for Markit

Free cash flow is defined as net cash generated by or used in operating activities, less capital expenditure, purchases of property, plant and equipment and intangible assets. The following table reconciles Markit’s net cash generated by or used in operating activities to free cash flow.

Net cash generated by operating activities	405.6
Purchases of property, plant and equipment	(16.6)
Purchases of intangible assets	(100.5)
Free cash flow	288.5